UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,736,994
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,736,994
	10.	Shared Dispositive Power 15,789,640
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,526,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 32,097,483 shares of Common Stock outstanding as of December 5, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2017, that was filed by the Issuer with the Securities and Exchange Commission on December 5, 2017.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,736,994
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,736,994
	10.	Shared Dispositive Power 15,789,640
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,526,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 32,097,483 shares of Common Stock outstanding as of December 5, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2017, that was filed by the Issuer with the Securities and Exchange Commission on December 5, 2017.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,736,994
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,736,994
	10.	Shared Dispositive Power 15,789,640
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,526,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.1%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 32,097,483 shares of Common Stock outstanding as of December 5, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2017, that was filed by the Issuer with the Securities and Exchange Commission on December 5, 2017.

CUSIP No. 51509F105

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,526,634
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,736,994
	10.	Shared Dispositive Power 15,789,640
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,526,634
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 67.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon 32,097,483 shares of Common Stock outstanding as of December 5, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2017, that was filed by the Issuer with the Securities and Exchange Commission on December 5, 2017.

This Amendment No. 20 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership, RBS Partners, L.P., a Delaware limited partnership, ESL Investments, Inc., a Delaware corporation, and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Reporting Persons are filing this Amendment to report (i) open market purchases of shares of Common Stock by Mr. Lampert, and (ii) a distribution of shares of Common Stock by ESL Partners, L.P. on a pro rata basis to certain limited partners that elected in 2017 to redeem all or a portion of their interest in ESL Partners, L.P.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, RBS, ESL and Mr. Lampert are collectively defined as the “Reporting Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Reporting Persons is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.

(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the general partner of Partners. ESL is the general partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of ESL. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) Partners, RBS and ESL are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In various open market purchases between November 2, 2017, and November 8, 2017, Mr. Lampert acquired an aggregate of 78,621 shares of Common Stock for aggregate consideration of approximately $860,074 (excluding commissions) using personal funds.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of January 25, 2018, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	21,526,634	(1)	67.1%	5,736,994		0	5,736,994		15,789,640	(1)
RBS Partners, L.P.	21,526,634	(1)(2)	67.1%	5,736,994	(2)	0	5,736,994	(2)	15,789,640	(1)
ESL Investments, Inc.	21,526,634	(1)(2)	67.1%	5,736,994	(2)	0	5,736,994	(2)	15,789,640	(1)
Edward S. Lampert	21,526,634	(1)(2)	67.1%	21,526,634	(1)(2)	0	5,736,994	(2)	15,789,640	(1)

(1)	This number includes 15,789,640 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 5,736,994 shares of Common Stock held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on April 8, 2014).

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed on April 8, 2014).

99.3	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.4	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.4 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.5	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated by reference to Exhibit 99.5 to the Amendment to the Schedule 13D filed on July 6, 2015).

99.6	Stock Purchase Plan, dated December 11, 2015, among Edward S. Lampert, ESL Partners, L.P. and Watermill Institutional Trading LLC (incorporated by reference to Exhibit 99.6 to the Amendment to the Schedule 13D filed on December 14, 2015).

99.7	Joint Filing Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2018	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Robert Breyer	Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States
Kunal Kamlani	President	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
ESL Partners, L.P.	01/24/2018	Pro Rata Distribution to Redeeming Limited Partners	531,041	$0